EXHIBIT 2

Annex A

Open Market Sales

Trade Date	Ordinary Shares	Price per Ordinary Share[1]
November 18, 2025	300,000	$28.42
November 19, 2025	250,000	$28.03
November 20, 2025	272,139	$28.31
November 21, 2025	331,191	$28.23
November 24, 2025	246,670	$28.88
November 25, 2025	450,000	$29.22
November 26, 2025	465,000	$29.19

1 Reflects the average price of Ordinary Shares sold on each trade date.